

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 13, 2015

Mark Radom
Chief Executive Officer
Graphite Corp.
616 Corporate Way, Suite 2-9011
Valley Cottage, NY 10989

      Re: Graphite Corp.
             Preliminary Information Statement on Schedule 14C
             Filed October 19, 2015
             File No. 000-54336

Dear Mr. Radom:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

General

1. Please revise your information statement to state affirmatively that the increase in authorized shares is not in any way related to any plans or intentions to enter into a merger, consolidation, acquisition or similar business transaction. Alternatively, if such plans or intentions do exist, please provide the disclosure required by Note A to Schedule 14A.

2. Please revise your disclosure to discuss the possible anti-takeover effects of the increase in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Please refer to the Instruction No. 2 to Item 19 of Schedule 14A and to Release No. 34-15230 (October 13, 1978).

Security Ownership of Certain Beneficial Owners and Management, page 5

3. Please identify the person or persons who have sole or shared voting or investment power over the securities held by Changing the World Technologies, Ltd. and Dr. Borenstein Ltd. Please refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dean Brazier, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director
Office of Consumer Products